==============================================================================


                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                            --------------------

                                SCHEDULE TO

                             (Amendment No. 44)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


                        WILLAMETTE INDUSTRIES, INC.
                     (Name of Subject Company (Issuer))

                           COMPANY HOLDINGS, INC.
                            WEYERHAEUSER COMPANY
                   (Names of Filing Persons -- Offerors)

                  COMMON STOCK, PAR VALUE $0.50 PER SHARE
                       (Title of Class of Securities)

                                 969133107
                   (CUSIP Number of Class of Securities)

                           Robert A. Dowdy, Esq.
                            Weyerhaeuser Company
                       Federal Way, Washington 98063
                         Telephone: (253) 924-2345

    (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of Filing Persons)

                                  Copy to:

                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                          New York, New York 10019
                         Telephone: (212) 474-1000


==============================================================================

                                SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

Item 11.  Additional Information.

          On May 31, 2001, Weyerhaeuser sent a letter to shareholders of Willamette regarding the Offer and Willamette's 2001 annual meeting of shareholders. The text of the letter is filed as Exhibit (a)(5)(QQ) hereto.

          On June 1, 2001, Weyerhaeuser commenced publication of a newspaper advertisement regarding the Offer and Willamette's 2001 annual meeting of shareholders. The text of the advertisement is filed as Exhibit
(a)(5)(RR) hereto.

Item 12.  Exhibits.

(a)(5)(QQ) Letter dated May 31, 2001, sent by Weyerhaeuser Company to shareholders of Willamette Industries, Inc.

(a)(5)(RR) Newspaper advertisement initially published by Weyerhaeuser
           Company on June 1, 2001.

                                 SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                     COMPANY HOLDINGS, INC.,

                                       by

                                         /s/ STEVEN R. ROGEL
                                         -----------------------------
                                         Name:  Steven R. Rogel
                                         Title: President


                                     WEYERHAEUSER COMPANY,

                                       by

                                         /s/ STEVEN R. ROGEL
                                         -----------------------------
                                         Name:  Steven R. Rogel
                                         Title: President and Chief
                                                Executive Officer


          Dated: June 1, 2001

                               Exhibit Index



Exhibit        Description
-------        -----------

(a)(5)(QQ) Letter dated May 31, 2001, sent by Weyerhaeuser Company to shareholders of Willamette Industries, Inc.

(a)(5)(RR) Newspaper advertisement initially published by Weyerhaeuser Company on June 1, 2001.

                                                         Exhibit (a)(5)(QQ)

                     [Weyerhaeuser Company letterhead]


                                                               May 31, 2001

Dear Willamette Shareholder:

                              BREAK THE LOGJAM
                      ELECT THE WEYERHAEUSER NOMINEES

Weyerhaeuser has repeatedly stated that if Willamette is prepared to negotiate a definitive merger agreement promptly, Weyerhaeuser is willing to increase its offer above $50 per share. Weyerhaeuser believes that, by refusing to negotiate an increased price, the Willamette board and management have made it crystal clear that the company is simply not for sale at any price. The only way to break this logjam is to elect the Weyerhaeuser nominees at Willamette's June 7th Annual Meeting.

     "WE DO BELIEVE, HOWEVER, THAT THE WILLAMETTE BOARD APPEARS TO HAVE LOST SIGHT OF THE FIDUCIARY RESPONSIBILITY IT OWES TO ITS SHAREHOLDERS AND, FOR THAT REASON, ITS CREDIBILITY AS WELL."

     "MANAGEMENT HAS CONSISTENTLY REFUSED TO NEGOTIATE WITH WEYERHAEUSER, HAS NOT GIVEN ANY INDICATION OF A PRICE IT MIGHT ACCEPT, AND HAS NOT LOOKED FOR OTHER BUYERS. INSTEAD, THE BOARD'S STRATEGY SEEMS TO BE CONCENTRATED UPON ITS OWN SURVIVAL."

     "WE RECOMMEND THAT SHAREHOLDERS VOTE FOR THE WEYERHAEUSER NOMINEES ON THE GOLD PROXY BALLOT."

                                                    Proxy Monitor, 5.24.01*


     "EVEN WITHOUT THE ISS ANNOUNCEMENT, WE THINK MOST NONALIGNED
     WILLAMETTE SHAREHOLDERS WOULD HAVE VOTED THE WEYERHAEUSER SLATE IN ORDER TO KEEP THEIR OPTIONS OPEN. IN THE MIDST OF A GLOBAL ECONOMIC SLOWDOWN, WHY WOULDN'T YOU WANT UPSIDE OPTIONS BEYOND THE CYCLE?"

           FIRST CALL, Deutsche Banc Alex. Brown Inc.: Mark Wilde, 5.24.01*

     "METRICS ASIDE, IT IS WILLAMETTE'S STONEWALLING THAT HAS KEPT WEYERHAEUSER FROM IMPROVING ITS BID."

     "WE BELIEVE [WILLAMETTE'S] MANAGEMENT HAS MADE ITS POSITION ABUNDANTLY
     CLEAR: IT IS SIMPLY NOT INTERESTED IN SELLING. BUT IN REMAINING UNYIELDING TOWARDS NEGOTIATING WITH WEYERHAEUSER, WILLAMETTE HAS SHOWN A HIGH DEGREE OF DISREGARD FOR THE WISHES OF ITS OWN SHAREHOLDERS, AS EXPRESSED IN THEIR RESPONSE TO THE TENDER OFFER."

     "IN THE FACE OF THE COMPANY'S TAKEOVER DEFENSES, WE BELIEVE THAT SHAREHOLDERS DESIROUS OF OBTAINING ANY DEAL--BE IT WITH WEYERHAEUSER OR ANOTHER PARTY--HAVE NO OTHER RECOURSE THAN TO ELECT THE
     WEYERHAEUSER NOMINEES."

                               Institutional Shareholder Services, 5.22.01*

     "WE BELIEVE THAT WILLAMETTE INVESTORS SHOULD VOTE FOR THE WEYERHAEUSER SLATE OF DIRECTORS. IN DOING SO, THEY WILL PRESERVE THE POTENTIAL FOR A HIGHER OFFER PRICE AND AN EVENTUAL DEAL. WE DO NOT BELIEVE THAT WILLAMETTE HAS PRESENTED A CREDIBLE ALTERNATIVE TO THE WEYERHAEUSER PLAN."

            FIRST CALL, Credit Suisse First Boston: Mark Connelly, 5.21.01*



------------------------
* PERMISSION TO USE QUOTATIONS NEITHER SOUGHT NOR OBTAINED.

                IF THE WEYERHAEUSER NOMINEES ARE NOT ELECTED
                         WE WILL WITHDRAW OUR OFFER

              VOTE GOLD NOW TO TAKE CONTROL OF YOUR INVESTMENT


Weyerhaeuser believes that the only way to facilitate a transaction between Weyerhaeuser and Willamette is to elect the Weyerhaeuser nominees to Willamette's board. If the Weyerhaeuser slate is elected at the June 7th meeting and Willamette continues to refuse to negotiate, we intend to nominate a slate of directors for election at Willamette's 2002 Annual Meeting. HOWEVER, IF THE WEYERHAEUSER NOMINEES ARE NOT ELECTED ON JUNE 7TH, WE WILL WITHDRAW OUR OFFER, SINCE IT WILL TAKE AT LEAST TWO MORE YEARS, UNTIL THE 2003 ANNUAL MEETING, TO EFFECT A TRANSACTION NOT APPROVED BY THE CURRENT WILLAMETTE BOARD.

Very truly yours,

/s/ Steven R. Rogel
Steven R. Rogel
Chairman, President and Chief Executive Officer


Whether or not you plan to attend the 2001 Annual Meeting, we urge you to vote FOR the election of the Weyerhaeuser nominees by signing, dating and returning the enclosed GOLD proxy card TODAY.

Remember, if you hold your Willamette shares with a brokerage firm or bank, only they can exercise voting rights with respect to your shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to vote the GOLD proxy card FOR the election of the Weyerhaeuser nominees.

IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN THE LAST-MINUTE VOTING OF YOUR SHARES, PLEASE CALL OUR PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT 1-877-750-5838 (TOLL-FREE).

                           IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 7, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

                                                         Exhibit (a)(5)(RR)
TO ALL WILLAMETTE SHAREHOLDERS:

                              BREAK THE LOGJAM
                      ELECT THE WEYERHAEUSER NOMINEES

Weyerhaeuser has repeatedly stated that if Willamette is prepared to negotiate a definitive merger agreement promptly, Weyerhaeuser is willing to increase its offer above $50 per share. Weyerhaeuser believes that, by refusing to negotiate an increased price, the Willamette board and management have made it crystal clear that the company is simply not for sale at any price. The only way to break this logjam is to elect the Weyerhaeuser nominees at Willamette's June 7th Annual Meeting.

     "EVEN WITHOUT THE ISS ANNOUNCEMENT, WE THINK MOST NONALIGNED
     WILLAMETTE SHAREHOLDERS WOULD HAVE VOTED THE WEYERHAEUSER SLATE IN ORDER TO KEEP THEIR OPTIONS OPEN. IN THE MIDST OF A GLOBAL ECONOMIC SLOWDOWN, WHY WOULDN'T YOU WANT UPSIDE OPTIONS BEYOND THE CYCLE?"

           FIRST CALL, Deutsche Banc Alex. Brown Inc.: Mark Wilde, 5.24.01*

     "WE BELIEVE THAT WILLAMETTE INVESTORS SHOULD VOTE FOR THE WEYERHAEUSER SLATE OF DIRECTORS. IN DOING SO, THEY WILL PRESERVE THE POTENTIAL FOR A HIGHER OFFER PRICE AND AN EVENTUAL DEAL. WE DO NOT BELIEVE THAT WILLAMETTE HAS PRESENTED A CREDIBLE ALTERNATIVE TO THE WEYERHAEUSER PLAN."

            FIRST CALL, Credit Suisse First Boston: Mark Connelly, 5.21.01*

     "METRICS ASIDE, IT IS WILLAMETTE'S STONEWALLING THAT HAS KEPT WEYERHAEUSER FROM IMPROVING ITS BID."

     "WE BELIEVE [WILLAMETTE'S] MANAGEMENT HAS MADE ITS POSITION ABUNDANTLY
     CLEAR: IT IS SIMPLY NOT INTERESTED IN SELLING. BUT IN REMAINING UNYIELDING TOWARDS NEGOTIATING WITH WEYERHAEUSER, WILLAMETTE HAS SHOWN A HIGH DEGREE OF DISREGARD FOR THE WISHES OF ITS OWN SHAREHOLDERS, AS EXPRESSED IN THEIR RESPONSE TO THE TENDER OFFER."

     "IN THE FACE OF THE COMPANY'S TAKEOVER DEFENSES, WE BELIEVE THAT SHAREHOLDERS DESIROUS OF OBTAINING ANY DEAL--BE IT WITH WEYERHAEUSER OR ANOTHER PARTY--HAVE NO OTHER RECOURSE THAN TO ELECT THE
     WEYERHAEUSER NOMINEES."

                               Institutional Shareholder Services, 5.22.01*

     "WE DO BELIEVE, HOWEVER, THAT THE WILLAMETTE BOARD APPEARS TO HAVE LOST SIGHT OF THE FIDUCIARY RESPONSIBILITY IT OWES TO ITS SHAREHOLDERS AND, FOR THAT REASON, ITS CREDIBILITY AS WELL."

     "MANAGEMENT HAS CONSISTENTLY REFUSED TO NEGOTIATE WITH WEYERHAEUSER, HAS NOT GIVEN ANY INDICATION OF A PRICE IT MIGHT ACCEPT, AND HAS NOT LOOKED FOR OTHER BUYERS. INSTEAD, THE BOARD'S STRATEGY SEEMS TO BE CONCENTRATED UPON ITS OWN SURVIVAL."

     "WE RECOMMEND THAT SHAREHOLDERS VOTE FOR THE WEYERHAEUSER NOMINEES ON THE GOLD PROXY BALLOT."

                                                    Proxy Monitor, 5.24.01*

                IF THE WEYERHAEUSER NOMINEES ARE NOT ELECTED
                         WE WILL WITHDRAW OUR OFFER

Weyerhaeuser believes that the only way to facilitate a transaction between Weyerhaeuser and Willamette is to elect the Weyerhaeuser nominees to Willamette's board. If the Weyerhaeuser slate is elected at the June 7th meeting and Willamette continues to refuse to negotiate, we intend to nominate a slate of directors for election at Willamette's 2002 Annual Meeting. HOWEVER, IF THE WEYERHAEUSER NOMINEES ARE NOT ELECTED ON JUNE 7TH, WE WILL WITHDRAW OUR OFFER, SINCE IT WILL TAKE AT LEAST TWO MORE YEARS, UNTIL THE 2003 ANNUAL MEETING, TO EFFECT A TRANSACTION NOT APPROVED BY THE CURRENT WILLAMETTE BOARD.

              VOTE GOLD NOW TO TAKE CONTROL OF YOUR INVESTMENT

                        [Weyerhaeuser Company logo]

     To support the Weyerhaeuser nominees, ignore the green proxy card. You must use the GOLD card to vote for the Weyerhaeuser nominees.
    If you have any questions or require assistance with the last-minute execution of your GOLD proxy card, please call our proxy solicitor,
        INNISFREE M&A INCORPORATED, at 1-877-750-5838 (toll-free).

Company Holdings, Inc.("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 7, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

*PERMISSION TO USE QUOTATIONS NEITHER SOUGHT NOR OBTAINED        June 1, 2001